UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2012

        Golar LNG Partners LP
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated October 23, 2012.

Exhibit 99.1

Golar LNG Partners LP Third Quarter 2012 Cash Distribution

Golar LNG Partners LP (NASDAQ: GMLP) announced today that its board of directors has declared a quarterly cash distribution with respect to the quarter ended September 30, 2012 of $0.475 per unit. This represents an increase of $0.035 per unit or 8.0 percent from the second quarter of 2012 cash distribution and reflects the full accretive value of the acquisition of Nusantara Regas Satu which was completed in July 2012.

This cash distribution will be paid on November 15, 2012 to all unitholders of record as of the close of business on November 2, 2012.

Forward Looking Statements.

This press release includes statements that may constitute forward-looking statements. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond management’s control. Factors that can affect future results are discussed in the registration statement filed by Golar LNG Partners LP with the U.S. Securities and Exchange Commission (SEC), which is available via the SEC’s web site at www.sec.gov. Golar LNG Partners LP undertakes no obligation to update or revise any forward-looking statement to reflect new information or events.

Golar LNG Partners LP
Hamilton, Bermuda
October 22, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: October 23, 2012	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer